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                                December 2, 2022

       Eduardo Bravo Fernandez de Araoz
       Principal Executive Officer
       Oculis Holding AG
       Bahnhofstrasse 7
       CH-6300
       Zug, Switzerland

                                                        Re: Oculis Holding AG
                                                            Registration
Statement on Form F-4
                                                            Filed November 7,
2022
                                                            File No. 333-268201

       Dear Eduardo Bravo Fernandez de Araoz:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form F-4

       Questions and Answers about the Business Combination and the Extraordinary General Meeting
       of Shareholders
       Q: What equity stake will the current holders of public shares of EBAC .
.. . ., page 18

   1.                                                   Please disclose the
sponsor and its affiliates    total potential ownership interest in the
                                                        combined company,
assuming exercise and conversion of all securities.
       Risk Factors, page 59

   2. Please highlight the risk that the sponsor will benefit from the completion of a business combination and may be
incentivized to complete an acquisition of a less favorable target company or on terms
less favorable to shareholders rather than liquidate.
 Eduardo Bravo Fernandez de Araoz
FirstName LastNameEduardo   Bravo Fernandez de Araoz
Oculis Holding AG
Comapany2,
December  NameOculis
             2022      Holding AG
December
Page 2    2, 2022 Page 2
FirstName LastName
Unaudited Pro Forma Condensed Combined Financial Information, page 176

3. Revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum and interim redemption levels.
4. Please revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.
5. It appears that underwriting fees remain constant and are not adjusted based on redemptions. Revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.
Unaudited Pro forma Condensed Combined Statement of Financial Position as of June 30, 2022,
page 181

6. With respect to the 4,251,595 Public Warrants and 151,699 Private Warrants issued by
         EBAC in connection with its IPO, please tell us whether you anticipate any change in classification between liabilities and equity upon consummation of the business combination. If so, please revise your pro forma financial statements accordingly.
Unaudited Pro forma Condensed Combined Statement of Operations for the Year
Ended
December 31, 2021, page 184

7. In Note 4 related party transaction of EBAC financial statement at page F-15, you disclosed EBAC founder shares are subject to share based compensation accounting upon occurrence of a business combination as a performance condition under ASC 718. Please tell us whether you anticipate such accounting under IFRS as issued by the IASB. If so, please revise your pro forma financial statements accordingly. Business of Oculis and Certain Information about Oculis, page 193

8. We note several statements that if your product candidates were approved today, they would be the first and only such treatment for certain indications. These statements are speculative and are inappropriate given the length of time and uncertainty with respect to securing marketing approval. If your intention is to convey your belief that your product candidates utilize a novel technology or approach, you may discuss how your technology differs from technology used by competitors or that you are not aware of competing products that are further along in the development process. Statements such as these should be accompanied by cautionary language that the statements are not intended
 Eduardo Bravo Fernandez de Araoz
Oculis Holding AG
December 2, 2022
Page 3
         to give any indication that your product candidates have been proven effective or will receive regulatory approval.
Company Overview, page 193

9. Please revise where appropriate to provide the data and assumptions relied on for your estimated indication populations and estimated addressable market of your product candidates for each indication.
10. We note the inclusion of the glaucoma, geographic atrophy, diabetic retinopathy, and neurotrophic keratitis indications for OCS-05, and the OCS-03 and OCS-04 programs in your pipeline table on page 193. Please explain why each program is sufficiently material to your business to warrant inclusion in your pipeline table and revise to provide additional disclosure about these programs in your Business of Oculis and Certain
         Information about Oculis section including, without limitation, the current status of program development and future development plans. Alternatively, remove the programs from your pipeline table.
11. Given the early stage and lack of disclosure regarding the undisclosed product candidate, please remove the undisclosed product candidate row from the pipeline table.
12. Please revise your statements on pages 194 and 204 that topical ocular administration of
         OCS-02 showed efficacy as efficacy determinations are solely within the authority of the
         FDA or similar regulatory body. You may provide a summary of the objective data from your trials without including conclusions related to efficacy. Similarly, please revise the statement on page 196 that you are conducting a Phase 3 clinical trial of OCS-01 to
         "confirm its efficacy" in treating inflammation and pain following ocular surgery and remove the reference to "positive" Phase 2 clinical trial results achieved with OCS-
         01 in treating DME on page 201.
13. We note your disclosure on page 82 that OCS-05 has been subject to a clinical hold by the
         FDA since 2016. Please revise your discussion of OCS-05 on pages 193, 195 and 208, and your pipeline table to discuss the clinical hold and the steps that you must take to clear the hold. Please also include in your discussion the fact that if you are unable to clear the clinical hold, OCS-05 may not receive clearance from the FDA to proceed with human clinical trials, may never receive regulatory approval from the FDA, and you may be unable to market and commercialize OCS-05 in the United States.
Our Executive Management Team, page 195

14. Please limit the disclosure of specific investors to those identified in the Principal
       Shareholder table on page 320. Additionally, indicate that prospective investors should
FirstName LastNameEduardo Bravo Fernandez de Araoz
       not rely on the named investors    investment decision, that these
investors may have
Comapany    NameOculis
       different          Holding
                 risk tolerances   AG
                                 and that the investors acquired their shares
at a significant
       discount
December         to the
           2, 2022  Pagemarket
                          3    price, if true.
FirstName LastName
 Eduardo Bravo Fernandez de Araoz
FirstName LastNameEduardo   Bravo Fernandez de Araoz
Oculis Holding AG
Comapany2,
December  NameOculis
             2022      Holding AG
December
Page 4    2, 2022 Page 4
FirstName LastName
Our clinical development candidates, page 197

15.      Please revise to disclose the jursidiction of your DIAMOND trial.
16. Please revise page 199 to provide the basis for your belief that approximately 40% of patients have a suboptimal response to therapy after 12 weeks of anti-VEGF treatment.
Material Licenses, Partnerships and Collaborations, page 211

17. Please revise your disclosure of the tiered royalties percentage for both license agreements
         to further define a    low double-digit percentage    to a range
within 10% percentage points
         of mid-single digit. Please also revise the disclosure of the royalty term for both agreements to specify the number of years following the first commercial sale that royalties are payable.
Oculis Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Research and Development Expenses, page 242

18. Please revise to further disclose the costs incurred on each of your key research and development projects. If you do not track your research and development costs by project, please disclose that fact and explain why you do not maintain and evaluate research and development costs by project.
Background of the Business Combination, page 349

19. Please revise to provide additional detail of how EBAC eliminated the six potential targets other than Oculis from consideration. For example, without limitation, disclose who initiated discussions with each target, describe the negotiations, including when they started and ended, the reasons negotiations ceased, and describe each
target   s business.
Oculis SA Consolidated Financial Statements for the Years Ended December 31, 2021 and 2020
Note 8. Intangible Assets, page F-63

20. Here you disclose that Oculis recognized CHF 4,025 thousand as the license was partially acquired from Novartis in a share-based compensation transaction completed in 2019 which increased the amount of share premium for the corresponding value. Please expand your disclosures to describe the share-based compensation transaction and how you have arrived at the CHF 4,025 thousand valuation from that transaction. Beneficial Ownership of New Parent Securities, page 319

21. Please revise your disclosure to identify the natural person or persons who have voting and investment control of the shares held by certain funds managed by Pivotal
         Partners, Brunnur vaxtarsj    ur slhf. and BEYEOTECH.
 Eduardo Bravo Fernandez de Araoz
FirstName LastNameEduardo   Bravo Fernandez de Araoz
Oculis Holding AG
Comapany2,
December  NameOculis
             2022      Holding AG
December
Page 5    2, 2022 Page 5
FirstName LastName
Intellectual Property, page 214

22. We note your disclosure in this section regarding granted patents in foreign jurisdictions.
         Please revise to identify the material foreign jurisdictions for each granted patent.
General

23. We note your disclosure that a number of financial institutions have acted as advisors in connection with the Business Combination and PIPE Financing or as underwriters for the
         EBAC SPAC IPO. We also note press reports that certain financial advisors are ending their involvement in SPAC business combination transactions. Please tell us, with a view to disclosure, whether you have received notice from any of the firms advising on the business combination transaction about them ceasing involvement in your transaction and how that may impact your deal or the deferred underwriting compensation owed to such
         firms for the SPAC   s initial public offering.
24. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, has any members who are, or has substantial ties with, a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, or has substantial ties with a non-U.S. person. If so, please revise your filing to include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Eduardo Bravo Fernandez de Araoz
Oculis Holding AG
December 2, 2022
Page 6

       You may contact Li Xiao at 202-551-4391 or Daniel Gordon at 202-551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact
Daniel Crawford at 202-551-7767 or Ada D. Sarmento at 202-551-3798 with any other questions.



                                                        Sincerely,
FirstName LastNameEduardo Bravo Fernandez de Araoz
                                                        Division of Corporation
Finance
Comapany NameOculis Holding AG
                                                        Office of Life Sciences
December 2, 2022 Page 6
cc:       Derek Dostal, Esq.
FirstName LastName